SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated March 18, 2021	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: March 18, 2021

Exhibit 99.1

China Distance Education Holdings Limited

Announces Completion of Going-Private Transaction

New York — March 18, 2021 — China Distance Education Holdings Limited (NYSE: DL) (the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced the completion of its merger (the “Merger”) with China Distance Learning Investments Limited (“Merger Sub”), a wholly-owned subsidiary of Champion Distance Education Investments Limited (“Parent”), pursuant to the agreement and plan of merger (the “Merger Agreement”), dated as of December 1, 2020, by and among the Company, Parent and Merger Sub. As a result of the Merger, the Company ceased to be a publicly-traded company and became a wholly-owned subsidiary of Parent.

Pursuant to the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on February 26, 2021, all the ordinary shares, par value $0.0001 per share, of the Company (“Ordinary Shares”), including Ordinary Shares represented by American depositary shares (“ADSs”), each ADS representing four Ordinary Shares, that were issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than the Excluded Shares (as defined in the Merger Agreement) and ADSs representing the Excluded Shares, were cancelled and ceased to exist in exchange for the right of the holders thereof to receive $2.45 in cash per Ordinary Share (the “Per Share Merger Consideration”) or $9.80 in cash per ADS (the “Per ADS Merger Consideration”).

Shareholders of record as of immediately prior to the Effective Time who were entitled to the Per Share Merger Consideration will receive from the paying agent a letter of transmittal and instructions on how to surrender their share certificates, if any, representing their Ordinary Shares in exchange for the Per Share Merger Consideration, without interest and net of any applicable withholding taxes, and should wait to receive the letter of transmittal before surrendering their share certificates. Payment of the Per ADS Merger Consideration (less an ADS cancellation fee of $0.05 per ADS), without interest and net of any applicable withholding taxes, will be made to holders of ADSs in respect of ADSs they held representing Ordinary Shares that were issued and outstanding immediately prior to the Effective Time as soon as practicable after Deutsche Bank Trust Company Americas, the ADS depositary, receives the aggregate Per ADS Merger Consideration from the paying agent.

The Company also announced today that it has requested that trading of its ADSs on the New York Stock Exchange (the “NYSE”) be suspended and that the NYSE file with the Securities and Exchange Commission (the “SEC”) a Form 25 (the “Form 25”) notifying the SEC of the NYSE’s withdrawal of the ADSs from listing on the NYSE and intention to withdraw the Ordinary Shares from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends to file with the SEC, 10 days after the NYSE files the Form 25, a Form 15 suspending the Company’s reporting obligations under the Exchange Act and withdrawing the registration of the Ordinary Shares under the Exchange Act. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration of the Ordinary Shares becomes effective.

Duff & Phelps, LLC has served as financial advisor to the special committee of the board of directors of the Company (the “Special Committee”); Goulston & Storrs PC has served as U.S. legal counsel to the Special Committee; Morgan Lewis & Bockius LLP has served as U.S. legal counsel to the Company; and Conyers Dill & Pearman has advised the Special Committee and the Company as to Cayman Islands legal matters with respect to the Merger.

Davis Polk & Wardwell LLP has served as U.S. legal counsel to Parent, Merger Sub, and the other members of the buyer group with respect to the Merger (the “Buyer Group”); and Maples and Calder (Hong Kong) LLP has advised the Buyer Group as to Cayman Islands legal matters with respect to the Merger.

Safe Harbor Statement

This announcement contains forward-looking statements. Any such statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements, which involve inherent risks and uncertainties. The Company does not undertake any obligation to update any forward-looking statement or other information included in this press release, except as may be required by applicable law.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, legal and other industries. The Company also offers online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, and practical accounting training courses for college students and working professionals. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Contacts:

In China:

China Distance Education Holdings Limited

Jiao Jiao

Tel: +86-10-8231-9999 ext. 1826

Email: IR@cdeledu.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: dl@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 212-481-2050

Email: dl@tpg-ir.com